

April 28, 2014

VIA E-MAIL
Mr. Thomas E. O'Hern
Senior Executive Vice President and Chief Financial Officer
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

 Re: **The Macerich Company**
  Form 10-K for the year ended December 31, 2013
  Filed on February 21, 2014
  File No. 001-12504

Dear Mr. Thomas E. O'Hern:

 We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Note 4 – Investments in Unconsolidated Joint Ventures, pages 78 – 84

1. We note that in prior years you identified Pacific Premier Retail LP as being significant to warrant the inclusion of separate stand-alone financial statements pursuant to Rule 3-09 of Regulation S-X. Based on the equity in net income recognized by you from Pacific Premier Retail LP it appears that it remains significant for the year ended December 31, 2013. Please clarify how you have complied with Rule 3-09 of Regulation S-X.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief